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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13A-17 OR 15D-17 THEREUNDER

                               MOLEX INCORPORATED
                 (Exact Name of issuer as specified in charter)

                 2222 WELLINGTON COURT, LISLE, ILLINOIS  60532
                    (Address of principal executive offices)

Issuer's telephone number, including area code  (708) 969-4550


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security: COMMON STOCK, $0.05 par value (Symbol MOLX; CUSIP No. 608554 10 1)

2.  Number of shares outstanding before the change:  40,167,202 shares

3.  Number of shares outstanding after the change:    50,230,119 shares

4.  Effective date of change:  September 15, 1995

5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Twenty five percent (25%) stock dividend

    Give brief description of transaction: One-quarter (1/4) share of Common Stock distributed for each share of Common Stock and each share of Class B Common Stock payable September 15, 1995 to holders of record as of August 25, 1995. Cash paid in lieu of fractional shares.


                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required


Date: September 18, 1995                    /s/ Louis A. Hecht, Secretary
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                                            (Officer's signature & title)